Exhibit 99.1

Cheetah Mobile to Hold Annual General Meeting on May 28, 2018

BEIJING, May 7, 2018 /PRNeswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with strong global vision, today announced that it will hold its annual general meeting of shareholders at the office of Cheetah Mobile at Hui Tong Times Square, No. 8, Yaojiayuan South Road, Beijing, China, on May 28, 2018 at 2:00 p.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on May 11, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://ir.cmcm.com, and on the SEC’s website at http://www.sec.gov.

Holders of the Company’s Class A ordinary shares, Class B ordinary shares or ADSs may obtain a copy of the Company’s Annual Report, free of charge, by emailing Ms. Helen Jing Zhu, at IR@CMCM.com or by writing to:

Cheetah Mobile Inc.

Hui Tong Times Square, No. 8, Yaojiayuan South Road,

Chaoyang District, Beijing 100123

People’s Republic of China

Attention: Ms. Helen Jing Zhu

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with strong global vision. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and live streaming product Live.me. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on select mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 417-5395

Email: ir@cmcm.com

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